Exhibit 99.1

MBody AI ($CHEK) Secures 98% Shareholder Approval to

Become Leading Nasdaq Embodied AI Company

Nasdaq-listed AI company gains overwhelming shareholder support for its transformational merger, positioning MBody AI ($CHEK) as a hardware-agnostic embodied intelligence leader ready to scale enterprise automation.

FOR IMMEDIATE RELEASE

NEVADA, UNITED STATES and ISFIYA, ISRAEL – November 17, 2025 (Newsfile Corp) -

MBody AI Corp. (“MBody AI”) and Check-Cap Ltd. (NASDAQ: CHEK $CHEK) (“Check-Cap”) today announced that Check-Cap shareholders approved all merger-related proposals with more than 98% of votes cast in favor of the merger. This exceptional mandate accelerates Check-Cap’s transformation into one of Nasdaq’s only true embodied artificial intelligence companies. The merger is expected to close in the coming weeks, subject to customary conditions.

A Defining Moment for Embodied AI Adoption

U.S. enterprises are no longer tinkering with robotics pilots, they’re racing to roll out full-facility embodied-AI systems because the economics have flipped. The promise of significant, recurring cost savings, (combined with labor volatility, chronic staffing gaps, and compliance pressure) has made automation a strategic necessity, not an experiment.

MBody AI operates the MBody AI Orchestrator™, a hardware-agnostic, enterprise-scale AI platform that integrates and coordinates diverse robots and sensor systems; similar to how software became hardware-agnostic during the rise of cloud computing.

This platform-level approach enables clients to automate physical operations across hospitality, healthcare, logistics, retail, and data center environments with reduced risk, fast deployment, and measurable ROI.

Leadership Commentary

David Lontini, Chairman of Check-Cap, stated:

“A 98% approval rate is a rare and unmistakable mandate. Shareholders clearly understand the scale of the opportunity: this merger creates one of the only true embodied AI companies on Nasdaq at the precise moment enterprises are preparing to scale embodied AI across their operations.”

John Fowler, CEO of MBody AI, added:

“Embodied AI is entering its commercial breakout phase. Customers want a unified orchestration platform, not fragmented hardware solutions. Our AI-as-a-Service model enables enterprise-wide deployments with immediate and measurable gains in quality, speed, and operating efficiency.”

About MBody AI

MBody AI is a global market leader in embodied artificial intelligence, creating the autonomous workforce of the future. Its proprietary, hardware-agnostic MBody AI Orchestrator™ technology stack integrates robotic and sensor-based systems across industries, enabling human-like adaptability, situational awareness, and operational excellence at scale. MBody AI already powers Fortune 500 enterprises and blue-chip clients. Visit www.mbody.ai

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: CHEK) is an innovative technology company. Through its shareholder-approved merger with MBody AI, Check-Cap will transform into a publicly traded leader in embodied AI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933 and the Securities Exchange Act of 1934. Statements include expectations regarding the merger, growth potential, regulatory approvals, and market opportunities . Actual results may differ materially from those indicated, as a result of, among other factors, the satisfaction of closing conditions, the receipt of required regulatory and shareholder approvals, integration risks following the merger, changes in market demand, commercialization risks, competitive dynamics, macroeconomic conditions, and other risks and uncertainties described in the Company’s filings with the SEC, including the Form 6-K furnished on November 17, 2025. The companies undertake no obligation to update these statements except as required by law.

Investor Relations

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Website: mbody.ai

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